SECU 05038798 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NFB INVESTMENT SERVICES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Broadhollow Road
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kelly (631) 844-0580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH. D.C. SECTION 185

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NFB Investment Services Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARY ANN DESCOVICH
Notary Public, State of New York
No. 41-4675806
Qualified in Queens County
Commission Expires March 30, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report

Board of Directors
NFB Investment Services Corp.:

We have audited the accompanying statement of financial condition of NFB Investment Services Corp. (the "Company", a wholly owned subsidiary of North Fork Bancorporation, Inc.) as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NFB Investment Services Corp. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2005

NFB INVESTMENT SERVICES CORP.

(A Wholly Owned Subsidiary of North Fork Bancorporation, Inc.)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	1,122,353
Cash segregated under federal regulations		33,833
Deposit with clearing broker		133,666
Receivable from clearing broker		1,200
Commissions receivable		132,655
Furniture, fixtures, and equipment, net		213,396
Prepaid expenses		43,264
Other assets		3,300
Total assets	$	1,683,667
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to investment companies	$	33,833
Income taxes payable		253
Accounts payable and accrued expenses		222,321
Total liabilities		256,407
Stockholder's equity		1,427,260
Total liabilities and stockholder's equity	$	1,683,667

See accompanying notes to statement of financial condition.

NFB INVESTMENT SERVICES CORP.
(A Wholly Owned Subsidiary of North Fork Bancorporation, Inc.)

Notes to Statement of Financial Condition

December 31, 2004

(1) General

NFB Investment Services Corp. (the Company), a wholly owned subsidiary of North Fork Bancorporation, Inc. (North Fork), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not clear trades, carry customer accounts or offer margin services. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the clearing broker) that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing broker is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker. Additionally, the Company accepts customer orders for alternative investment products on a fully disclosed basis with unaffiliated third party vendors.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities are carried at market value, or fair value, or are carried at amounts which approximate current fair value due to their short term nature.

Securities Transactions

Securities transactions, on behalf of customers, are recorded on a settlement date basis.

Income Taxes

The Company uses the asset and liability method for providing for income taxes. The operations of the Company are included in the consolidated Federal and combined New York State and New York City income tax returns filed by North Fork.

Cash

Cash segregated under federal regulations represents monies received by the Company from customers for the purchase of certain alternative investment products. Pursuant to SEC Rule 15c3-3, the Company remits this cash to investment companies within one business day from receipt.

Included in cash and cash equivalents at December 31, 2004 is $6,421 of deposits held by an affiliated bank.

Furniture, Fixtures, and Equipment

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the owned asset. Balances at December 31, 2004 are as follows:

Furniture and fixtures	$	6,766
Office equipment		392,735
		399,501
Less accumulated depreciation		186,105
	$	213,396

(3) Related Party Transactions

The Company's operating office is leased from the affiliated bank. In addition, in accordance with the terms of an agreement between the Company and the affiliated bank, the Company markets and sells certain nondeposit investment products to the public, including customers of the affiliated bank, from certain branch premises of the affiliated bank. This agreement provides for a specified monthly rental amount to the affiliated bank.

Pursuant to the terms of an agreement between the Company and an affiliated insurance agent, the Company markets and sells variable annuities through the affiliated agent.

(4) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities might expose the Company to off-balance sheet risk in the event the customer or the other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(iv)) which requires the maintenance of minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 1,500% of net capital.

In addition, pursuant to an agreement between the Company and the District Committee for District No.10 of the National Association of Security Dealers dated February 4, 1994, the Company agreed to continue to maintain 120% (i.e. $60,000) of its minimum net capital requirement pursuant to SEC Rule 15c3-1.

At December 31, 2004, the Company had net capital, as defined, of $1,008,453 that is in excess of its required net capital of $50,000 by $958,453. The Company's percentage of aggregate indebtedness to net capital was 25.4%.

(6) Subsequent Event

Effective October 1, 2004 North Fork acquired GreenPoint Financial Corp. (Financial). GreenPoint Securities LLC, an indirect wholly owned subsidiary of Financial, became an indirect wholly owned subsidiary of North Fork. GreenPoint Securities LLC merged with the Company on January 3, 2005.

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
NFB Investment Services Corp.:

In planning and performing our audit of the financial statements of NFB Investment Services Corp. (the "Company", a wholly owned subsidiary of North Fork Bancorporation, Inc.), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the

risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management of the Company, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2005